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FILE NO.
82 - 34708

July 11, 2003


PROCESSED
JUL 17 2003
THOMSON
FINANCIAL
SUPPL
RECEIVED
PROCESSING
JUL 14 2003
187
SECTION

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SPL WorldGroup B.V. / File No. 82-34708 / Additional Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following documents represent additional material being submitted in respect of the Company's File No. 82-34708:

1. Amended extract from the Trade Register in Amsterdam for SPL WorldGroup B.V., dated July 10, 2003 (in Dutch and accompanied by English translation), with an explanatory Annex;
2. Press Release titled: "SPL WorldGroup Announces New Leader for the Americas/ David Mulit, Former SPL Executive, Returns in New Role", dated July 11, 2003; and
3. Information posted on the Company's internet website on July 11, 2003 under the heading "Company: Executive Team", and titled: "Trevor Winer, Chairman of the Board and acting CEO", and "Dave Mulit, Senior Vice President and General Manager, The Americas".

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

dlw 7/15

continued.......

h:\ak\myd\SEC\(14th subm)7-11-03fdx.com

FILE NO.
82 - 34708

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

Very truly yours,

Richard V. Zolezzi (ak)

Richard V. Zolezzi
Senior Vice President and General Counsel

RVZ:alk
encls/

cc: Robert A. Zuccaro, Esq.

h:\ak\myd\SEC\(14th subm)7-11-03fdx.com


KAMER VAN KOOPHANDEL
AMSTERDAM

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam

Rechtspersoon:

Rechtsvorm	:Besloten vennootschap
Naam	:SPL Worldgroup B.V.
Statutaire zetel	:Amsterdam
Eerste inschrijving in het handelsregister	:06-04-1994
Akte van oprichting	:28-03-1994
Akte laatste statuten-wijziging	:05-06-2002
Maatschappelijk kapitaal	:EUR 3.403.351,62
Geplaatst kapitaal	:EUR 745.526,70
Gestort kapitaal	:EUR 745.526,70
Er zijn verschillende soorten aandelen	:Raadpleeg het handelsregisterdossier
Overige gegevens	:(Kapitaal omgezet in euro ex art. 2:178c B.W.)

Onderneming:

Handelsna(a)m(en)	:SPL Worldgroup B.V.
Adres	:Teleportboulevard 140, 1043EJ Amsterdam
Correspondentieadres	:Postbus 2838, 1000CV Amsterdam
Telefoonnummer	:020-5405800
Faxnummer	:020-6447011
Datum vestiging	:28-03-1994
Bedrijfsomschrijving	:Holding- en financieringmaatschappij
Werkzame personen	:0

Bestuurder(s):

Naam	:Winer, Trevor
Geboortedatum en -plaats	:05-04-1939, Kroonstad, Zuid-Afrika
Adres	:12 Nursery Lane, Constantia 7806 Cape Town, Zuid-Afrika
Infunctietreding	:28-03-1994
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd

Naam	:Meresman, Stanley J.
Geboortedatum en -plaats	:28-10-1946, New York City, Ver. Staten van Amerika
Adres	:Huntington Lane 2971, CA 94024 Los Altos, Ver.

26,32 10-07-2003 Blad 00002 volgt.

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KAMER VAN KOOPHANDEL
AMSTERDAM

	Staten van Amerika
Infunctietreding	:09-02-1998
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Folb, Lewis John
Geboortedatum en -plaats	:13-07-1945, Johannesburg, Zuid-Afrika
Adres	:15 Carmen Street, St Ives NSW 2075, Australië
Infunctietreding	:28-12-2000
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Rotbard, Aliza
Geboortedatum en -plaats	:12-01-1946, Buenos Aires, Argentinië
Adres	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israël
Infunctietreding	:28-12-2000
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Gruffat, Jean-Claude
Geboortedatum en -plaats	:06-11-1944, Lyon, Frankrijk
Adres	:8 Avenue de Lowendal, 75007 Parijs, Frankrijk
Infunctietreding	:15-04-2003
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Peirce, Roger Leland
Geboortedatum en -plaats	:13-08-1943, Longview, Washington, Ver. Staten van Amerika
Adres	:12008 Emerald Hill, Los Altos CA 94022-4546, Ver. Staten van Amerika
Infunctietreding	:15-04-2003
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd

Alleen geldig indien door de kamer voorzien van een ondertekening.

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KAMER VAN KOOPHANDEL
AMSTERDAM

42,32

Amsterdam, 10-07-2003

Voor uittreksel



mw. J.H. van IJmond

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KAMER VAN KOOPHANDEL
AMSTERDAM

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Amsterdam

<u>Legal person</u>:	
Legal form	:Besloten Vennootschap (Private Limited Liability Company)
Name	:SPL Worldgroup B.V.
Statutory seat	:Amsterdam
First registration in the commercial register	:06-04-1994
Incorporation deed	:28-03-1994
Deed of latest amendment of articles	:05-06-2002
Authorized capital	:EUR 3.403.351,62
Issued capital	:EUR 745.526,70
Paid up capital	:EUR 745.526,70
There are different classes of shares	:Consult the commercial register file
Other information	:See Dutch extract
<u>Undertaking</u>:	
Tradename(s)	:SPL Worldgroup B.V.
Address	:Teleportboulevard 140, 1043EJ Amsterdam
Mailing address	:Postbus 2838, 1000CV Amsterdam
Telephone number	:020-5405800
Fax number	:020-6447011
Date of establishment	:28-03-1994
Description of business conducted	:See Dutch extract
Employees	:0
Director(s):	
Name	:Winer, Trevor
Date and place of birth	:05-04-1939, Kroonstad, South-Africa
Address	:12 Nursery Lane, Constantia 7806 Cape Town, South-Africa
Date of entry into office	:28-03-1994
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Meresman, Stanley J.
Date and place of birth	:28-10-1946, New York City, United States of ...

HOOFDKANTOOR
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T (020) 531 40 00 F (020) 531 45 96


KAMER VAN KOOPHANDEL
AMSTERDAM

	America ....
Address	:Huntington Lane 2971, CA 94024 Los Altos, ... United States of America ....
Date of entry into office	:09-02-1998 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Folb, Lewis John ....
Date and place of birth	:13-07-1945, Johannesburg, South-Africa ....
Address	:15 Carmen Street, St Ives NSW 2075, Australia .
Date of entry into office	:28-12-2000 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Rotbard, Aliza ....
Date and place of birth	:12-01-1946, Buenos Aires, Argentina ....
Address	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israel
Date of entry into office	:28-12-2000 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Gruffat, Jean-Claude ....
Date and place of birth	:06-11-1944, Lyon, France ....
Address	:8 Avenue de Lowendal, 75007 Parijs, France ....
Date of entry into office	:15-04-2003 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Peirce, Roger Leland ....
Date and place of birth	:13-08-1943, Longview, Washington, United ...... States of America ....
Address	:12008 Emerald Hill, Los Altos CA 94022-4546, .. United States of America ....
Date of entry into office	:15-04-2003 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....

Issued by the chamber of commerce

16,00 10-07-2003 Page 00003 follows.

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KAMER VAN KOOPHANDEL
AMSTERDAM

File number: 33257798 Page 00003

45,00 Amsterdam, 10-07-2003


J.H. VAN IJMOND

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FILE NO.
82 - 34708

Annex

Annex to the extract from the Dutch Trade Register for SPL WorldGroup B.V., dated: July 10, 2003

Changes registered with the Trade Register as evidenced by this extract:

- appointment of Mr Roger Leland Peirce as Managing Director of SPL WorldGroup B.V. per April 15, 2003, registered with the Trade Register by means of filing a Form 11 and a Form 18.


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News : Press Releases



FOR IMMEDIATE RELEASE

Contacts:
Richard Virgilio
Stephenson Group
(973) 989-1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com

SPL WorldGroup Announces New Leader for the Americas

David Mulit, Former SPL Executive, Returns in New Role

Morristown, NJ, July 11, 2003 – SPL WorldGroup Chairman of the Board Trevor Winer has appointed David Mulit to the newly created position of Sr. Vice President and General Manager for the Americas.

Mulit spent six years at SPL, starting in 1996 as Project Director. He formed a Public Enterprise Practice and Global Delivery organization, and ultimately became chief operating officer before resigning in 2002.

Mulit is credited with building SPL's unequalled track record in successful implementations. He was a major contributor to the outstanding financial results of the past several years and to the success of SPL's flagship product, the CorDaptix™ customer management solution.

Mulit's appointment is part of a reorganization at SPL that emphasizes the importance of regional leadership and customer response. "Over the past two years," said Winer, "we've seen a growing disparity among our regional marketplaces. Competition is proceeding far more rapidly in Europe than it is in North America. Asian and African markets need product enhancements that speak to their specific business and consumer cultures. Using a regional business model, SPL will be able to respond immediately and efficiently to varying customer needs while maintaining the cost benefits and idea exchange we've achieved through our global organization."

Winer continued, "Once the Board determined to adopt a regional model, we immediately recognized Dave Mulit as the best possible choice to lead the Americas division with vigor and foresight. He has an outstanding reputation in the industry, and he inspires trust and confidence in both customers and staff. Those of us who have worked

with Dave Mulit in the past know that he will do an outstanding job in building our Americas base, anticipating and responding to market trends, and ensuring customer satisfaction."

"The opportunity to rejoin SPL in this complex new role is an exciting challenge," said Mulit. "While current regional markets are slow, I am focused on what I believe will be escalating demand for customer management enhancements, systems, and service options within the next 12 to 18 months. SPL will be ready for a new era of expansion in the Americas and will lead the industry in responsiveness to new and existing customers."

###

About SPL WorldGroup

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service-related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivalled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy, water and waste management customers worldwide.

For More Information:

To learn more about SPL WorldGroup, or to request a full media kit, please contact Richard Virgilio at Stephenson Group for SPL WorldGroup at (973) 989-1177, or Tracey Mitchell at (973) 401-7525.




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Company : Executive Team

Trevor Winer

Chairman of the Board and acting CEO



Trevor Winer is currently the Chairman of the Board and acting CEO for SPL WorldGroup. He was a founding member of SPL WorldGroup BV in Johannesburg, South Africa. He went on to co-found SPL in San Francisco, and was CEO from 1983 to 1990. When co-founder Julian Brandes took over as CEO, Trevor's role was "chief scientist". He retired in 1992, and has been an active Board member since that time.

Trevor returned to SPL in May 2003 to take over day-to-day operations until a new CEO is appointed.

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1-800-ASK-4-SPL

Or email:
splinfo@splwg.com



Company : Executive Team



Dave Mulit

Senior Vice President and General Manager, The Americas



Dave Mulit has more than 24 years experience in the utility and energy industry. He spent 17 years at PG&E, where he held a number of business and IT positions, including responsibility for their CIS System. He joined SPL in 1996 as a Project Director, and formed a Public Enterprise Practice and the Global Delivery Organization. He ultimately became Chief Operating Officer before resigning in 2002.

As of July, 2003, Dave has returned to SPL in the new role of Sr. Vice President & General Manager for the Americas. He is responsible for Account Management, Sales and Delivery.

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